April 16, 2020

VIA EDGAR

Re:	Legion Works, Inc. (the “Company”)
Offering Statement on Form 1-A Filed March 3, 2020 File No. 024-11169

To whom it may concern:

Please see the Company’s responses to the staff’s comments below.

Staff Comment:

Form 1-A General

1.	You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your statement in the Description of the Business section that “the Company [is] well suited to identify, source, negotiate and execute software company acquisitions ... [t]he Company’s business strategy is … to identify and acquire software companies that management and Board believes has compelling potential for value creation through the Company’s acquisition.” We also note your disclosure throughout the offering statement that the company is seeking an acquisition of a prospective target software company. Finally, we note from page 30 that your principal use of proceeds from the offering is to engage in a software company acquisition. Please provide us with a detailed analysis as to why you believe you are eligible to use Regulation A for the proposed transaction. Please refer to Securities Act Rule 251(b)(3).

Company Response:

Legion Works Inc. has a specific business plan of starting and acquiring Software as a Service Companies, with a specific focus in marketing tech, sales tech and e-commerce tech. The company has been in the process of developing products in two industry sectors (Karma and FlarePulse). Some brief information on these companies can be found on the company’s website at https://www.legion.is/. Additionally, the company has identified companies for which it intends to acquire and has updated the Offering Circular. The company is currently in negotiations with two companies in the marketing tech space (a podcast marketing company and a retention marketing company), an additional SAAS platform, and has a signed Letter of Intent with one marketing tech company (a lead capture platform).

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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We recognize that the language within the offering document doesn’t not fully reflect The Company’s business plan, current operations and specific intent. Therefore, we have adjusted the language to better reflect and capture these points.

Based on the above, Legion Works Inc and this offering conforms to Rule 251(b)(3) in that it has a specific business plan and has identified and is in the process of developing and acquiring those companies it has identified.

Staff Comment:

Cover page

2. Please revise your cover page to address the following issues:

• We note that at the top of your cover page you indicate that the Maximum Offering amount is $49,875,000 which is reflected in the pricing table on the cover page. Later on the cover page you indicate that the Maximum Offering is $50 million. Please revise to clarify the Maximum Offering amount in the offering statement. Additionally you indicate on the cover page that the minimum investment is 2,000 Units for $1,000. In the Plan of Distribution section, you indicate that the minimum investment amount is 2,000 shares of common stock for $5,000. Revise to clarify the minimum investment amount for an individual investor along with the type of security throughout the offering circular.

Company Response:

We have adjusted throughout to reflect the minimum of $1,000 per investor as well as the Maximum Offering amount of $49,875,000.

Staff Comment:

• We note your statement that “the offering is expected to expire on the first of: (i) all of the Units offered are sold; or (ii) unless sooner terminated by the company’s CEO.” We also note the statement that “[t]his Offering may remain open for a twelve (12) month period but may extend past the Closing Date at the discretion of the Company ….” Please revise to reconcile your statements throughout the offering statement. Also revise to indicate the duration of the offering including any extension by the company.

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Company Response:

We updated the cover page with the following information:

The Units are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Units will only be issued to purchasers who satisfy the requirements set forth in Regulation A. The offering is expected to expire on the first of: (i) all of the Units offered are sold within the allowed limits of the rules of Regulation A; or (ii) unless sooner terminated by the company’s CEO. Funds shall be deposited in a Company account that may be controlled by the Dalmore Group or the Company. Funds will be promptly refunded without interest, for sales that are not consummated. All funds received shall be held only in a noninterest bearing bank account. Upon each closing under the terms as set out in this Offering Circular, funds will be immediately transferred to the Company’s operating account where they will be available for use in the operations of the Company’s business in a manner consistent with the “USE OF PROCEEDS TO COMPANY” in this Offering Circular. Under the rules and provisions of the Regulation A of the Securities Act of 1933, the Offering may be qualified for one (1) year. At the end of this one-year qualification period, the Company may request that the SEC grant an additional qualification for an additional year in order to sell all of the Units offered herein.

Staff Comment:

• Revise your offering cover page, and the Summary section, to address that the common stock in the offering is subject to a right of first refusal to the company which means that the common stock cannot be transferred without the company’s consent. Also cross reference the Securities Being Offered section on page 45 for a full description of the terms of the right of first refusal.

Company Response:

On both the cover page and the Summary section, we have added the following:

The Shares in this Offering are subject to a right of first refusal. Until the Shares are listed on an exchange and made available for trading, no Shareholder shall sell, assign, pledge or in any manner transfer any of the Shares of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, without first giving written notice thereof to the Company, who then shall have the right to purchase the Shares from the Shareholder, subject to certain limitations. For a complete description of this right of first refusal, see “SECURITIES BEING OFFERED” below and the Company’s Bylaws.

Offering Summary, page 6

Staff Comment:

3. Please revise the Offering Summary for the following issues:

• Please revise to indicate the current business of the company and whether the company has had any operations to date. Also indicate the company’s revenues through December 31, 2019 and the total amount of assets, liabilities and owner’s equity as of December 31, 2019. Clarify the amount of control by the company’s officers and directors and

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Finally, provide the ages of your officers and directors in the Directors, Executive Officers and Significant Employees section on page 40.

Company Response:

We have added the following:

Business of the Company

The Company operates as a software development and acquisition company. The Company’s operations, to date, have been limited to the development of its product offerings, engaging in “letters of intent” with potential acquisitions, and development of its business plan. The Company is currently building two business to business software products: Karma and FlarePulse. Karma is intended to be a sales technology service that enables salespeople to score inbound sales leads and then immediately be able to connect with the highest potential leads via virtual phone calls. Initial information on the intended business is available at https://www.usekarma.com/. The Company also intends to develop an ecommerce technology software called FlarePulse that enables ecommerce stores to quickly be able to upsell customers to other addon items at the point of purchase. The product’s website may be found at https://www.flarepulse.com/

The abovementioned products are currently in development. The Company will also look to acquire companies which are similar to the product offerings of the Company. To this end, the Company has entered into a “letter of intent” with Hello Bar, LLC. Much like the two SAAS products listed above, Hello Bar is a business to business software which provides announcements and other “website visitor conversion tools.” It is currently owned in part by the COO of the Company. Please see the risk factor entitled "The Company may engage in a software company acquisition with one or more target companies that have relationships with entities that may be affiliated with the Companies officers, directors or existing holders which may raise potential conflicts of interest.”

The Company is also in negotiations with four (4) other companies for acquisitions, but does not currently have any agreement with these entities.

Financial Summary

To date, the Company has commenced developing its products and negotiating “letters of intent” for certain acquisitions, but has not generated any revenues.

The Company was organized on November 20, 2019. For the year ended December 31, 2019, the Company had $0 in revenues. As of December 31, 2019, the Company had $31,500 in assets which consisted of cash and prepaid expenses. As of December 31, 2019, the Company has recorded liability of $31,000 payable to the founders for certain syndication expenses paid during the period then ended. The payables do not have a written agreement and are not interest bearing. As of December 31, 2019, the Company had $500 in Stockholder’s Equity which is held by our officers and directors.

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Employees

The Company has 4 officers and 2 directors. Three of the four officers work fulltime for the Company while our COO is expected to work approximately 30 hours per week.

We also updated the table in the Summary to state the following:

Voting Rights:

The Shares have 1 vote per share. See the description of the voting rights all the Company’s other classes of stock on page 67 herein. The Super Common Stock, which is held by our officers and directors, has 20 votes per shares, and thus, the Voting Common Stock has little voting rights compared to those voting rights of the holders of Super Voting Common Stock.

And

Resale Restrictions/Right of First Refusal:

The Shares in this Offering are subject to a right of first refusal. Until the Shares are listed on an exchange and made available for trading, no Shareholder shall sell, assign, pledge or in any manner transfer any of the Shares of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, without first giving written notice thereof to the Company, who then shall have the right to purchase the Shares from the Shareholder, subject to certain limitations. For a complete description of this right of first refusal, see “SECURITIES BEING OFFERED” below and the Company’s Bylaws.

Finally, the officers’ and directors ages were updated.

Staff Comment:

• We note your statement that “the Company will provide final pricing information in a final Offering Circular or supplemental Preliminary Offering Circular.” Please reconcile with the pricing disclosure on the cover page.

Company Response:

We have deleted this statement.

Staff Comment:

Risk Factors, page 7

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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4. We note that numerous risk factors in this section address risks that appear to be specific to other companies including a tax preparation business. Please revise your risk factors section to only address risks that are applicable to your company and/or offering.

Company Response:

There were multiple changes made to the risk factors including deleting repetitive risk factors, striking risk factors that may not be currently relevant, and adding additional risk factors that address updates to the business plan.

Staff Comment:

Dilution, page 32

5. We note that your table assumes the exercise of all warrants at $0.75 per share. Please tell us how you considered the disparity in share price paid by new investors for shares included in the initial units and subsequent exercise of warrants in determining dilution to new investors.

Company Response:

We have updated the dilution table to reflect the and consider the disparity of the exercise price as it pertains to dilution to the new investors.

Staff Comment:

Interest of Management and Others in Certain Related-Party Transactions and Agreements, page 45

6. Please revise your related party disclosure to provide the required information regarding the issuance of the super voting common stock on December 31, 2019. Also provide the required information regarding the related party payable of $31,000 to the founders as of December 31, 2019. Finally, provide the required information regarding the issuance of 4,350,000 shares of common stock to related parties during January 2020. We may have further comment.

Company Response:

This section has been revised to read as follows:

The Company has issued the shares listed in “SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS” to certain officers, employees and consultants in exchange for cash and services. During January 2020, the Company has issued 4,350,000 Super Voting Common Stock shares to the officers and directors listed above in exchange for proceeds amounting to $435. Prior to that, 5,000,000 Super Voting Common Stock shares were issued to the officers and directors listed above in exchange for $500.

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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In exchange for 140,000 shares of Super Voting Common Stock, Amit Raj Beri is providing advisory services to the Company related to formation, structure, and this Offering. The agreement between Mr. Beri and the Company is provided as an exhibit.

As of December 31, 2019, the Company has recorded liability of $31,000 payable to the founders for certain offering

Staff Comment:

Securities Being Offered, page 45

7. We note your Summary section indicates that “[t]he Shares have 1 vote per share.” The Description of Rights of Classes of Stock on page 38 also indicates “[a]ll Shares of Voting Common Stock shall be identical and are voting with one vote per share. The Shares to be issued pursuant to this Offering will be Voting Common Stock.” The Securities Being Offered section on page 45 indicates that “each Common Stock shareholder shall not be entitled to votes …the holders of Common Stock issued pursuant to this Offering Circular do not have voting rights ….” Please revise to reconcile your disclosure throughout the offering circular to clarify the voting rights of the shareholders. Also revise this section to address the information regarding the super common stock class. We may have further comment.

Company Response:

We have added the following:

The Super Voting Common Stock (which are not offered in this Offering Circular) are allowed 20 votes per share, whereas the Voting Common Stock (which is offered in this Offering Circular) have one vote per share. In every other respect, other than voting rights, the Super Voting Common and Voting Common Stock are identical.

Staff Comment:

Signatures, page 51

8. Revise your signature page to include the second part of the signatures page that “This offering statement has been signed by the following persons in the capacities and on the dates indicated” and include the required signatures and titles. Also specifically revise to have the offering statement signed by the principal financial officer, the principal accounting officer and a majority of the members of your board of directors. See Instructions to Signatures for Form 1-A.

Company Response:

This has been updated.

Staff Comment:

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Independent Auditor's Report, page F-2

9. We note that Exhibit 11 references February 24, 2020 as the audit report date, but the report on page F-2 is dated January 18, 2020. Please advise.

Company Response:

This has been updated.

Thank you for your attention.

Sincerely,

/s/

Jillian Sidoti

Securities Counsel

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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